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                                                                EXHIBIT(a)(1)(J)



[UNIGRAPHICS SOLUTIONS LOGO]




                                            PRESS RELEASE

Contact:
-------
Randy Walti
Unigraphics Solutions
314-344-8390
email: walti@ugsolutions.com

 REGULATORY APPROVALS PROGRESSING IN UNIGRAPHICS SOLUTIONS' EAI TENDER OFFER

ST. LOUIS, MO (October 5, 2000) -- Unigraphics Solutions Inc. (NYSE: UGS) today announced that it is awaiting approvals from antitrust agencies in Germany and Italy of the cash tender offer by UGS Acquisition Corporation, UGS' wholly owned subsidiary, to purchase all of the outstanding shares of common stock of Engineering Animation, Inc. at a price of $13.75 net per share. The tender offer is scheduled to expire at midnight, Eastern Time, on Wednesday, October 11, 2000.

On September 20, 2000, UGS filed an application for approval with the German Cartel Office and presently expects that the application will be cleared prior to the scheduled expiration date of the tender offer. Germany is the only foreign jurisdiction that bars completion of the tender offer pending clearance of an application. UGS also filed an application with the Italian competition authority on September 22, 2000. Italy does not require clearance of the application prior to completion of the tender offer, and such clearance is not considered a condition of the offer.

UGS has received notice of the early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and has received notice that its registration statement filed with the Iowa Securities Bureau has been ordered effective, satisfying certain conditions of the tender offer.

FORWARD LOOKING STATEMENTS

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent the expectations and beliefs of UGS and are subject to risks, uncertainties and other factors, many of which are outside its control. These factors could cause actual results to differ materially from such forward-looking statements. For a description of these factors, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in UGS' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

ABOUT UNIGRAPHICS SOLUTIONS

Unigraphics Solutions Inc. (NYSE: UGS) is focused on improving the entire product life cycle for design and manufacturing companies through the delivery of software and consulting service solutions that address process and productivity enhancements. Its CAD/CAM/CAE, product


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content management, CAID and e-Business solutions are designed to promote collaborative product commerce (CPC) through incorporation of today's most advanced technology and intelligent use of the Internet. Headquartered in St. Louis, Missouri, UGS has been providing software solutions to engineering and manufacturing companies for over 25 years and is the first company in its industry to earn the ISO 9001/TickIT certification. Please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugsolutions.com.

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Unigraphics Solutions and Unigraphics are trademarks or registered trademarks of
Unigraphics Solutions Inc. The information within is subject to change without notice and does not represent a commitment on the part of Unigraphics Solutions.